UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated December 22, 2016

Commission File Number: 001-15092

TURKCELL ILETISIM HIZMETLERI A.S.
(Translation of registrant’s name in English)

Aydınevler Mahallesi İnönü Caddesi No:20
Küçükyalı Ofispark
34854 Maltepe
Istanbul, Turkey

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- __________

Enclosure: A press release dated December 22, 2016, regarding forward looking statements for 2016.

Istanbul, December 22, 2016

Announcement Regarding Forward Looking Statements for 2016

Subject: Statement made pursuant to Communique II-15.1 of the Capital Markets Board

This announcement is made in accordance with the Capital Markets Board’s II-15.1 communiqué on material events disclosure with regards to the public disclosure of forward looking statements.

Our Company revised its 2016 guidance upwards with its accelerated growth in the second half of 2016 and its performance in operating profitability on the back of 4.5G services roll-out, focus on high value customer segment, additional services and its strategies for new customer acquisition. Our revised guidance for 2016 is provided below.

	Previous Guidance	Revised Guidance
Turkcell Group Revenue Growth	8%-10%	10%-12%
Turkcell Turkey Revenue Growth	8%-10%	10%-12%
Turkcell Group EBITDA Margin	31%-33%	32%-33%
Turkcell Group operational capex (excluding license fees) /sales	25%	22%-24%

Although Turkcell believes that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. These statements are based on current expectations and assumptions that are subject to risks and uncertainties. For a discussion of certain risk factors and challenges that may affect the outcome of such forward looking statement, please visit our Investor Relations website and consult the financial and other reports available on such website, as well as the financial and other reports available on the websites of the regulators of the stock exchanges on which our shares are listed. All subsequent written and oral forward-looking statements attributable to us are expressly qualified in their entirety by reference to these cautionary statements.

For more information:
Turkcell Investor Relations
investor.relations@turkcell.com.tr
Tel: + 90 212 313 1888

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, Turkcell Iletisim Hizmetleri A.S. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 22, 2016	By:	/s/ Seynel Korhan Bilek
Name: Zeynel Korhan Bilek
Title: Investor Relations and Mergers & Acquisition Director

TURKCELL ILETISIM HIZMETLERI A.S.

Date: December 22, 2016	By:	/s/ Bulent Aksu
Name: Bulent Aksu
Title: Finance Executive Vice President